[GUARDIAN LOGO APPEARS HERE]

December 8, 2008

Stephanie Susens
Senior Counsel

Michelle Roberts, Esq.

Staff Attorney

Office of Insurance Products

U.S. Securities and Exchange Commission

Division of Investment Management

Washington, DC 20549

Re:	The Guardian Insurance & Annuity Company, Inc. (“Registrant”)

Staff Comments to Initial Registration Statements on Form N-4

Files Nos. 333-153839/811-21438 (Series L)

and 333-153840/811-21438 (Series B)

Dear Ms. Roberts:

Thank you for your comment letter, dated November 25, 2008, reviewing the registration statements referenced above. I will respond to those comments in the order that your comments were made in that November 25 letter.

1.	Table of Contents (Applicable to Series L Only)

The Table of Contents will be moved behind the cover page of the prospectus.

2.	Discussion of Withdrawal Charge During Annuity Period (p. 4)

A cross-reference and page numbers will be added to the portion of the prospectus describing the charges imposed on withdrawals during the annuity period.

3.	Separate Account Level Annual Expenses (p. 5) (Applicable to Series L Only)

The M&E charge for the Series L will be revised to reflect a charge of 1.45% and conforming changes detailing this revised charge will be made throughout the document.

4.	Buying A Contract – The Purchase Process (p. 9)

In the second to last paragraph of that section, the stray parenthesis will be deleted.

5.	Inactive Contracts (p. 32)

In the first sentence under this section, “paying” will be changed to “pay.” Also, in the fourth bullet point, the stray “l” at the end of the sentence will be deleted.

6.	Automated Transfer and Automated Alert Programs (p. 35)

The disclosure regarding AT orders and cancellation requests will be revised to state that those orders or requests received after the close of trading on the NYSE (generally 4:00 p.m. Eastern Time) will be processed on the next valuation date. The text of that section will read as follows:

An AT buy order allows you to establish an order to transfer money from the RS Money Market VIP Series to any of the available variable investment options based on the percentage or dollar amount criteria you specify. All orders must be submitted electronically, via our website, www.guardianinvestor.com. An AT sell order allows you to establish an order to transfer money from any one of the available

The Guardian Life Insurance Company of America        7 Hanover Square, New York, NY 10004-2616

tel: 212.598.7177        fax: 212.919.2691        fax: 212.919.2695        e-mail: ssusens@glic.com

variable investment options to the RS Money Market VIP Series based on the percentage or dollar amount criteria that you specify. If an AT order is submitted in good order to GIAC’s Customer Service Office on a valuation date before the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time) the order will be established on the date it is submitted. If an AT order is submitted to our Customer Service Office in good order on a valuation date after the close of the New York Stock Exchange, or if it is submitted on a day that is not a valuation date, the order will be established on the next valuation date.

Once an AT order is established, and if the criteria you specify are met, a transfer will be automatically scheduled to be processed on the next valuation date. The AT will be processed on the next valuation date using that next valuation date’s accumulation unit value. The accumulation unit value of the specified variable investment option on the date the AT order criteria are met could fluctuate significantly from the accumulation unit value of that variable investment option on the next valuation date. You will have an opportunity to cancel the AT, electronically via our website, up until the close of trading on the New York Stock Exchange (generally 4:00 p.m. Eastern Time) on the day the AT is scheduled to be processed. Your cancellation must be received by GIAC’s Customer Service Office in good order before the close of trading on the New York Stock Exchange on the date the AT is scheduled to be processed in order for the cancellation to be effective. As a courtesy to you, we will send an e-mail to the e-mail address(es) you specify informing you that the AT criteria have been met and an AT has been scheduled to be processed on the next valuation date. We cannot guarantee that you will receive this e-mail before the time that your AT will be processed. In the event you do not receive this e-mail or we do not receive your cancellation instructions in accordance with the requirements detailed above, GIAC will not be responsible for acting upon the AT order established by you, if that AT was processed in accordance with your previously received specifications.

7.	Highest Anniversary Value Death Benefit Rider (p. 53)

The “for” at the end of the second bullet point will be deleted.

8.	GLWB Rider (p. 59)

The disclosure concerning “partners in a civil union” will be revised and moved to a “call-out box” on page 59. The text of that call-out box will read as follows:

Partners in a civil union or spouses in a same sex marriage may not be considered married under federal law and therefore the favorable tax treatment provided by federal law may not be available to a surviving civil union partner or a spouse in a same sex marriage. Please consult your tax adviser before purchasing a GLWB rider if you are in a civil union or same sex marriage.

9.	Chart (p. 64)

A footnote similar to the footnote on page 62 will be added to the reference to 5% in the chart on page 64.

10.	Signature Page

On the signature page, the filing in which the Power of Attorney was filed will be referenced on a going forward basis.

11.	Power of Attorney

New Powers of Attorney will be filed that relate specifically to these registration statements and will reference the specific Securities Act of 1933 registration numbers of these filings.

12.	Exhibits, etc.

All exhibits, financial statements, editorial and stylistic changes and other required disclosure will be included in a pre-effective amendment to the registration statements.

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I will be filing a pre-effective amendment shortly that reflects the responses I have provided above. I trust that this correspondence is responsive to the comments you provided on November 25. Please let me know if I can provide you with anything further and thank you again for your timely consideration.

Very truly yours,

/s/ Stephanie Susens
Stephanie Susens Senior Counsel

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